Exhibit 99.1

Name and Address of Reporting Person:	Thomas H. Lee Advisors (Alternative) VI, Ltd.
c/o Walkers, Walker House
87 Mary Street
Georgetown, Grand Cayman
E9 KY1-9001

Issuer Name and Ticker or Trading Symbol:	First BanCorp [FBP]

Date of Earliest Transaction Required
to be Reported (Month/Day/Year):	December 16, 2011

Footnotes to Form 4

(1) This statement is being filed by Thomas H. Lee Advisors (Alternative) VI, Ltd. (“Advisors”), THL FBC Equity Investors, L.P. (“FBC Fund”), Thomas H. Lee (Alternative) Fund VI, L.P. (“Fund VI”), Thomas H. Lee (Alternative) Parallel Fund VI, L.P. (“Parallel Fund VI”) and Thomas H. Lee (Alternative) Parallel (DT) Fund VI (“DT Fund VI”; together with FBC Fund, Fund VI and Parallel Fund VI, the “Funds”).

(2) Pursuant to that certain Investment Agreement, dated as of July 14, 2011, by and among the Issuer and the Funds, the Funds are entitled to certain anti-dilution share purchase rights in connection with certain offerings or sales of equity of the Issuer.  The Funds received notice on December 16, 2011 that the Issuer completed an equity offering.

(3) Represents share purchase rights acquired by the following entities:  6,884 shares by FBC Fund; 299,714 shares by Fund VI; 202,950 shares by Parallel Fund VI; and 35,451 shares by DT Fund VI.

(4) Advisors is the general partner of THL Advisors (Alternative) VI, L.P., which, in turn, is the general partner of FBC Fund, Fund VI, Parallel Fund VI and DT Fund VI.  Due to these relationships, Advisors may be deemed to beneficially own the share purchase rights help directly by each of the Funds.

Each of Advisors and the Funds disclaims beneficial ownership of the share purchase rights listed in the report, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.